INVEST IN CURASTORY

The all-in-one video platform for creators

PITCH VIDEO   INVESTOR PANEL


REC
4K HD
curastory
00:31:28

curastory.co   New York NY

Female Founder   B2B   Minority Founder   Entertainment   Media

LEAD INVESTOR

Jamie Lund Partner at SOF

Investing in Curastory was easy as it was more about investing in the belief that athletes and small communities around those athletes are the true creators. These are creators that are stepping into their power to create unique content for those that watch and in turn for those that want to align with their beliefs. It becomes a win, win, win scenario for all players involved. from the creator, the consumer and the brand. Curastory is building the future of advertising right before our eyes.

Invested $1,000 this round

Highlights

1. Raised over $3.3M from Google, AWS, Lightspeed, Techstars, R/GA, BJK & Elysian (Dodgers, Chelsea FC)
2. Already captured 46% market share among sports and fitness video creators
3. Over 38K creators and 1.4K brand partners producing $4M GMV run rate
4. On track for $15M in net revenue by fall 2023

Our Team



Tiffany Kelly Founder & CEO

Tiffany is leading the Curastory vision and team. She understands creators and media. Her previous stint was at ESPN building the College Football Fan Happiness Index.



Shane Austrie CTO

Shane leads our team of 5+ engineers through continuous growth. Before, he led engineering at Reddit, Yelp, and received the Y Combinator Top 1% Grant.



Alisha Werbowski Senior Account Executive, Brand Partners

Alisha leads our programmatic, creator advertiser sales. Before, she was the first local and outside sales executive of Pandora Radio and stayed until IPO.

We're reimagining the creator economy

Creators need an all-in-one platform powering their stack

> *I expect to see more startups expanding their offerings to become one-stop-shops for online performers. --- Kaya Yurieff, The Information, Creator Economy*

Curastory was founded by Tiffany Kelly in 2019. After observing the creator economy take shape while in her role at a powerhouse, traditional sports media company ESPN, she knew content consumption was going to mainly be driven by creators or niche media companies of 2-3 people. Realizing content creation is supported by thousands of workers at media companies, she started Curastory to assist creators in building media businesses around their videos.

The full creator video stack

We launched in 2021 with the core creator enablement products you need to run your video businesses, including drag-and-drop video editing, music licensing, monetization through your own ad reads, one-click distribution to connected video channels, and aggregation of all your platform video insights, like views and earnings. Only for the creator verticals of sports & fitness.


curastory
John Smith
Video
Bids
Statistics
Earnings
Help
Settings
Log out
Edit Video
MY VIDEO
LINKED RESOURCES
My Media
Videos
Images
Audio
Text
Transitions
Extras
Backgrounds
My Media | Shared | Project
Search
IMPORT
RECORD
NARRATE
You have no previous media uploaded
Text
Media
Audio
Nothing to save
Close
Finish

For our brand partners, we have merged creator marketing with programmatic media buys. Our core brand products also launched in 2021 included campaigns with creator audience targeting, scalable creative briefs, matching video previews, payments on performance, and return on ad spend (ROAS) tracking. Only for the brand partner verticals of sports & fitness.


curastory
Adam Blake
Campaigns
Bids
Statistics
Help
Settings
Log out
Quick Previews
Based on your preferences
Gender: Male, Female
Budget: $0-100
Age: 18-34
Video Engagements: 100-70k
Video Name video nam...
Lorem ipsum; dolor sit amet consectetur adipiscing elit; sed do eiusmod See more
Fitness Gear
Sports
Outdoors Gear
Fitness
Health and Wellness
Projected Price
$1,500
Projected Views
50K
100K
1.5K
Edit Campaign
Continue

We've built more products to help our brand partners repurpose their ad reads across the internet and within their platform ad creatives, all while paying our creators not just for content licensing rights, but content usage rights as well.


curastory
Adam Blake
Campaigns
Bids
Statistics
Help
Settings
Log out
Confirm Video Reusage
Inline Embed
Edit
Popover Embed
Edit
Email Campaign
Edit
Social Ads
Edit
Accounts to Run Ads
Facebook (Nike)
Gender
Male | Female
Age
18 - 34
Household Income
$100k
Budget
$150, Daily
Location
New York City, Miami, CA...
Call to Action
You will be charged 50% on the average cost per click price for every click of your campaign. For example, you will be paying $3 per click if your average CPC is $2. $1 to Curastory and $2 to the social platform.
ttps://curastory.co/facebookad
Per Click
Credit Card
**** **** **** 3456
Use another card
Creator Social Ads
Add preferences
Social Posts
Add preferences
Run

We are excited to be powering videos for our sports & fitness creators and brand partners across the internet where their authentic, baked-in ad reads can be observed. All through programmatic bidding that takes only 5 to 10 minutes. Reels/TikTok short form examples:

- Kelly Stone Daily Morning Routine
- Noah Henry Off Day Routine

YouTube long form examples:

Our growth

More than 40,000 creator users and brand partner customers have signed up, subscribed, or actively using Curastory today. We have a waitlist of hundreds of non sports & fitness creators that we will begin servicing post our Series A raise in the fall of 2023.

We have captured 46% of our service obtainable market of sports & fitness creators. There are over 50 million full-time creators globally with over 500 million "creator curious" users that have posted at least one video to the social media platforms. The creator marketing and digital video advertising industry alone is $31 billion , and we're just getting started.

Business model

We make money through a video cost per mille rate every 1,000 views (CPM), earning a percentage take on the total video earnings from the baked-in ad reads that we charge brand partners and debit to bank when our creators pay themselves out. We also earn a percentage take on the usage of those baked-in ad reads from brand partners every 1,000 views and every cost per click (CPC).

What's next

Our vision is clear: we will power every video on the internet for audiences everywhere.

For the creator stack, we will continue to launch tested video enablement features requested by our creator users for the full content lifecycle from brainstorming to insights.

For our advertisers, we will continue to be the leading ad exchange on the market optimizing creator marketing as performance media buys.

We'll use this additional growth extension funding to expand our team and launch new products to hit our $15M revenue target before our large Series A this fall 2023. We really appreciate what our creator users and brand customers are saying about what we've built so far, and we're excited to soon hear your thoughts on what's coming up.

FAQ

How does this work?

- (1) Join Wefunder by clicking 'Sign Up' in the top right corner. While we are prioritizing our customers and angels for this crowdfund, those who are not Curastory users and customers are welcome to make investments as well.
- If you're new to Wefunder: use your Curastory email address to sign up. After the campaign closes, you can change it to your personal email in Settings.
- If you've already used Wefunder: use your Curastory email address so that we can identify you as a Curastory customer. You can change it in Settings, and can reverse this change after the campaign closes.

- If you're not yet a Curastory customer: Use any email address you prefer.
- (2) Choose an amount you're comfortable with
- You can commit any amount you'd like up to your legal max, from $100USD.

What is the minimum investment?

The minimum check size is $100USD.

What's the maximum I am legally allowed to invest?

Through Regulation Crowdfunding everyone can invest up to $2,200. How much you're able to invest above that depends on your net income and net worth. You can see how much you're allowed to invest by adding those two numbers under "Investor Limits" here: https://wefunder.com/settings

While you may be legally able to invest more, your investment may be lowered depending on the interest we receive in this round.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

Do I have to do anything for Curastory as an investor?

No. All you do is invest.

When will my investment leave my account?

If you fund your Wefunder Cash account, your funds will move from your account immediately, similar to online shopping. Once you confirm, the funds and the campaign is closed are permanently deposited into Curastory via Wefunder. This is irreversible and confirmed investments cannot be refunded.

For other questions, please check out Wefunder's FAQs or contact support@wefunder.com.